UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                                   NSS Bancorp
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    62938H109
                                 (CUSIP Number)

                               Bennett Lindenbaum
                             Basswood Partners, L.P.
                                52 Forest Avenue
                            Paramus, New Jersey 07652
                                 (201) 843-3644

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               December 31, 1997

             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

     Check the following line if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

CUSIP No. 62938H109

1.  Name of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

             Basswood Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group

             (a)      [ ]
             (b)      [x]

3.  SEC Use Only


4.  Source of Funds

             WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2 (d) or 2 (e)

             [ ]

6.  Citizenship or Place of Organization

             Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:


8.  Shared Voting Power:

             241,411

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

             241,411

11. Aggregate Amount Beneficially Owned by Each Reporting Person

             241,411

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

             [  ]

13. Percent of Class Represented by Amount in Row (11)

             9.83%

14. Type of Reporting Person

             PN

CUSIP No. 62938H109

1.  Name of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

             Matthew Lindenbaum

2.  Check the Appropriate Box if a Member of a Group

             (a)      [ ]
             (b)      [x]

3.  SEC Use Only


4.  Source of Funds

             AF, PF

5.  Check box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2 (d) or 2 (e)

             [ ]

6.  Citizenship or Place of Organization

             United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:

              100

8.  Shared Voting Power:

             241,511

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

             241,511

11. Aggregate Amount Beneficially Owned by Each Reporting Person

             241,511

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

             [  ]

13. Percent of Class Represented by Amount in Row (11)

             9.83%

14. Type of Reporting Person

             IN

CUSIP No. 62938H109

1.  Name of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

             Bennett Lindenbaum

2.  Check the Appropriate Box if a Member of a Group

             (a)      [ ]
             (b)      [x]

3.  SEC Use Only


4.  Source of Funds

             AF, PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

             [ ]

6.  Citizenship or Place of Organization

             United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:


8.  Shared Voting Power:

             241,411

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

             241,411

11. Aggregate Amount Beneficially Owned by Each Reporting Person

             241,411

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)

             9.83%

14. Type of Reporting Person

             IN

            This Amendment No. 4 has been filed by Basswood Partners, L.P. ("Basswood") and Matthew Lindenbaum for the purposes of amending the disclosure in Item 4 (originally filed, under cover of a Form F-11, with the Federal Deposit Insurance Corporation (the "FDIC")) relating to shares of voting common stock of NSS Bancorp ("NSS"). NSS's principal executive office is located at 48 Wall Street, P.O. Box 28, Norwalk, Connecticut 06852.

Item 1.     Security and Issuer.
            --------------------

            No change.

Item 2.     Identity and Background.
            ------------------------

            No change.

Item 3.     Source and Amount of Funds or Other Consideration.
            --------------------------------------------------

            No change.

Item 4.     Purpose of Transaction.
            -----------------------

            As previously described, on November 13, 1997 Basswood and Matthew Lindenbaum requested certain records of NSS relating to its list of shareholders (the "Shareholder List Information"). Subsequently, NSS informed Basswood that NSS would not allow Basswood or Matthew Lindenbaum access to such records.

            On December 22, 1997, Basswood and Mr. Lindenbaum filed a verified complaint, together with a motion for temporary mandamus, in the Superior Court for the judicial district of Stamford/Norwalk seeking an order compelling NSS to make available to Basswood and Mr. Lindenbaum the Shareholder List Materials. The court has issued an order, dated December 29, 1997 summoning NSS to show cause why NSS should not be required to permit Basswood and Mr. Lindenbaum to examine and copy the Shareholder List Materials. Pursuant to that Order, a copy of the complaint and motion was served on NSS on December 31, 1997.

            Reference is made to Exhibits (1) and (2) for more detailed information regarding Baswood's request, the documents contained in such exhibits being incorporated herein by such reference.

Item 5.     Interest in Securities of Issuer.
            ---------------------------------

            No change.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
            ------------------------------------

            No change.

Item 7.     Material to be Filed as Exhibits.
            ---------------------------------

            The Verified Complaint and the Motion for Temporary Mandamus, each dated December 22, 1997, in the action captioned Basswood Partners, L.P. and Matthew Lindenbaum v. NSS Bancorp, Inc. are together filed as Exhibit (1). The Order to Show Cause, dated December 29, 1997, issued by the Superior Court for the Judicial District of Stamford/Norwalk in said action is filed as Exhibit (2). An agreement relating to the filing of a joint statement as required by Rule 13a-1(f) under the Securities Exchange Act of 1934 is filed as Exhibit (3).

                                    SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                    BASSWOOD PARTNERS, L.P.

                                    By: Basswood Management, Inc.,
                                        its General Partner


                                    By:   /s/ Matthew Lindenbaum
                                    ----------------------------------
                                         Matthew Lindenbaum, President



                                       /s/ Matthew Lindenbaum
                                    ----------------------------------
                                          (Matthew Lindenbaum)



                                       /s/ Bennett Lindenbaum
                                    ----------------------------------
                                          (Bennett Lindenbaum)

January 2, 1998


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